SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of November 2006

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AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)
P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 20, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD.
(Registrant)
By: /s/ Lea Katz
Name: Lea Katz Title: Corporate Secretary

Dated: November 20, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press release dated November 20, 2006

EXHIBIT 1

N E W S

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Approves an Investment in Paper Machine

Hadera, Israel, November 20, 2006 — American Israeli Paper Mills Ltd. (ASE:AIP) (the “Company” or “AIPM”), announced that the Board of Directors approved yesterday an investment of approximately $140 million in a project setting up a new packaging paper machine for the production of packaging paper from recycled paper and board. The new machine, to be installed at the Company’s facility in Hadera, will have a capacity of approximately 230 thousands tons per annum.

After the installation of the new packaging paper machine, planned to start production in 2009, and the shut down of one of the two machines working today, the capacity of the Company in packaging paper will increase from approximately 150 thousands tons per annum to approximately 330 thousands tons per annum. The new machine should provide a high quality and cost-competitive solution to the ever-growing demands of the local market, in comparison to the solutions provided by the imported competition.

The Company expects that the planned significant increase in its paper production, based on the existing infrastructures, will improve its profitability for the long run.

The Company hasn’t decided yet regarding the financing of the project and is reviewing different alternatives.

This report contains various forward-looking information, based upon information and estimates of the Company in the present. The implementation of this project and its outcomes might be different from the current estimations, as a result of a variety of factors, including factors which lie outside the control of the Company, such as changes in market conditions and costs.